**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

Washington, D. C. 20549

# FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

**Commission file number** 1-10294

A) Full title of the plan and the address of the plan, if different from that of the issuer named below:

**HIBERNIA CORPORATION RETIREMENT SECURITY PLAN**

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**HIBERNIA CORPORATION, 313 CARONDELET STREET, NEW ORLEANS LOUISIANA 70130**

# Hibernia Corporation Retirement Security Plan

## Index

## Audited Financial Statements

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Employee Benefit Plans Committee
Hibernia Corporation Retirement Security
Plan

We have audited the accompanying statements of net assets available for benefits of the Hibernia Corporation Retirement Security Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 27, 2005

# Hibernia Corporation Retirement Security Plan

## Statements of Net Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | 2004 | 2003 |
| | ($ in thousands) | |
| **Assets** | | |
| Investments, at fair value: | | |
| Common stock | **$ 114,450** | $ 90,170 |
| Mutual funds | **127,859** | 106,406 |
| Loans to participants | **8,109** | 7,211 |
| Total investments | **250,418** | 203,787 |
| Cash | **749** | 3 |
| Dividends and interest receivable | **316** | 14 |
| Due from Hibernia National Bank | **135** | - |
| Due from brokers, net | **6** | - |
| **Net Assets Available for Benefits** | **$ 251,624** | $ 203,804 |

*See notes to financial statements.*

## Hibernia Corporation Retirement Security Plan

## Statements of Changes in Net Assets Available for Benefits

| | Year ended December 31 | |
|---|---|---|
| | 2004 | 2003 |
| | ($ in thousands) | |
| **Additions** | | |
| Net appreciation in fair value of common stock | $ 23,163 | $ 16,414 |
| Net appreciation in fair value of mutual funds | 7,626 | 12,087 |
| Interest and dividend income | 4,829 | 4,084 |
| Contributions: | | |
| Participants | 12,854 | 11,546 |
| Hibernia Corporation | 9,285 | 8,623 |
| Rollovers from other qualified plans | 745 | 332 |
| Transfer from a merged plan of an acquired entity | 10,822 | - |
| | 69,324 | 53,086 |
| **Deductions** | | |
| Distributions to participants | 21,504 | 12,504 |
| | 21,504 | 12,504 |
| **Net Increase** | 47,820 | 40,582 |
| Net assets available for benefits at beginning of year | 203,804 | 163,222 |
| **Net Assets Available for Benefits at End of Year** | $ 251,624 | $ 203,804 |

*See notes to financial statements.*

**Hibernia Corporation Retirement Security Plan**

**Notes to Financial Statements**

**December 31, 2004**

## Note 1 - Significant Accounting Policies

**Basis of Accounting:** The financial statements of the Hibernia Corporation Retirement Security Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

**Use of Estimates:** The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

**Risks and Uncertainties:** The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

**Investments:** Participants have several mutual fund investment options. Plan funds are invested in certain Hibernia Mutual Funds (Hibernia Funds). The Hibernia Funds are managed by a Board of Trustees composed of employees of Hibernia National Bank, a subsidiary of Hibernia Corporation (the Company). Investment decisions for the Hibernia Funds are made by Hibernia National Bank, the Hibernia Funds' investment adviser, subject to direction by the Board of Trustees. The Hibernia Funds selected as investment options for the Plan include the Hibernia Cash Reserve Fund, the Hibernia Total Return Bond Fund, the Hibernia Capital Appreciation Fund, the Hibernia Mid Cap Equity Fund, and the Hibernia U.S. Government Income Fund. Plan funds are also invested in certain Federated Investors, Inc. Mutual Funds, which include the Federated Conservative Allocation Fund IS, the Federated Moderate Allocation Fund IS, the Federated Growth Allocation Fund IS, the Federated International Equity Fund A, the Federated Stock Trust, the Federated Kaufmann Fund A, the Federated Bond Fund A and the Federated Total Return Bond Fund SS. Additional mutual fund options are the Janus Balanced Fund and the AllianceBernstein Technology Fund A. Investments in all mutual funds are stated at fair value determined by quoted market prices, which represent the net asset values of shares held by the Plan at year end.

The investment in the Class A Common Stock of Hibernia Corporation is stated at fair value based upon the stock's year-end closing price as quoted by the New York Stock Exchange.

## Note 1 - Significant Accounting Policies - Continued

Loans to participants are stated at outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. The bases of Common Stock and mutual fund units sold are computed using the average historical cost method. Gains and losses, both realized and unrealized, are reflected in the Statement of Changes in Net Assets Available for Benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

**Distributions to Participants:** Distributions to participants due to withdrawals, terminations, death and disability are recorded as deductions from net assets available for benefits when paid.

**Costs and Expenses:** The Company, at its sole discretion, may pay the administrative expenses of the Plan, including legal, accounting and trustee fees and expenses. If such fees and expenses are not paid by the Company, they are paid out of Plan assets. For the years ended December 31, 2004 and 2003, the Company paid all administrative expenses of the Plan.

## Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description.

The Plan, which is administered and maintained jointly by the Plan Administrator, which is the Employee Benefit Plans Committee (the Committee), and the Trust Department of Hibernia National Bank (the Trustee), is a contributory, defined contribution plan conforming to the requirements of section 401(k) of the Internal Revenue Code (Code) and has been amended and restated in order to comply with the provisions of, among other legislation, the Small Business Job Protection Act of 1996, the General Agreement on Tariffs and Trade, The Taxpayer Relief Act of 1997, and the Internal Revenue Code Restructuring Reform Act of 1998. The Committee believes that the Plan is designed to comply with all requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are maintained and administered by the Trustee under a trust agreement, which places certain investment responsibilities with the Trustee.

**Note 2 - Description of the Plan - Continued**

Employees of the Company are eligible to participate in the Plan on the first day of the quarter following the completion of one year of service. Participants can choose to contribute up to 25% of their compensation to the Plan (subject to certain Internal Revenue Service limitations), a portion of which is matched, if applicable. All employees who become eligible to participate in the Plan are deemed to have elected a contribution equal to 3% of their compensation in the event that no deferral election form is returned. The determination as to whether employer matching contributions are made is at the sole discretion of the Board of Directors of the Company. The Company match is a percentage of pre-tax employee contributions, which is determined by the Board of Directors on or before the last day of each Plan year. The Company matched employee contributions up to a maximum of 5% of their compensation contributed for 2004 and 2003.

The Company's contributions are invested in Class A Common Stock of Hibernia Corporation. Participants may elect to transfer existing balances or Company contributions received to any of the Plan's investment options on a daily basis. Amounts allocated to the Hibernia Corporation Stock Fund are considered to constitute a stock bonus plan that is designated as an employee stock ownership plan within the meaning of Code Section 4975(e)(7).

The Plan is designated a Safe Harbor Plan. As a result of this designation, participants are immediately fully vested in both their own contributions as well as the Company's matching contributions.

The employee benefits plan of Coastal Bancorp, Inc., an entity purchased by the Company during 2004, was merged into the Plan. Fully vested plan assets of $10,822,000 were transferred from the former plan. Service with the former entity applies toward plan eligibility.

A separate account is established for each participant. The participant accounts share in the earnings (losses) of the various investment funds based upon the participant's pro-rata interest in the respective funds.

**Note 2 - Description of the Plan - Continued**

Employees can contribute rollover distributions from other qualified plans, at the discretion of the Committee.

The Plan allows for mandatory distribution to participants who have terminated their employment with account balances less than $5,000. Participants with account balances greater than $5,000 can designate the terms of their distribution, subject to the provisions of the Plan. Participants are allowed other withdrawals, such as various in-service distributions, hardship withdrawals, and death benefits, from their account subject to certain restrictions.

Plan participants may, subject to certain conditions, borrow from their Plan accounts with the approval of the Committee. The minimum loan is $1,000, and the maximum is the lesser of $50,000 or an amount based on certain balances in the participant's account and on the participant's compensation. A maximum of two loans may be outstanding for a participant at any one time; however, the second loan cannot be funded within 12 months of the funding of the first loan. The term of the loan may not exceed 5 years (10 years for loans used to acquire, construct, or reconstruct a participant's principal place of residence). Loans to participants carry a fixed interest rate set at the time of origination and are secured by the balances in the participants' accounts. The interest rate is determined based on a market rate in the month preceding the beginning of each quarter for loans originated during that quarter. The interest rate charged averaged 6.63% on participant loans originated during each of the years ended December 31, 2004 and 2003.

Dividends received on the Company's common stock can be either distributed in cash or reinvested based upon an annual election by the participant.

The Plan may be modified, amended or terminated at any time by action of the Company's Board of Directors, subject to the provisions of ERISA. If the Plan is terminated, the balance of each participant account shall be distributed in cash or kind, or continue to be held in trust.

## Note 3 - Investments

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:

| | 2004 |
|---|---|
| Hibernia Corporation Class A Common Stock | $ 114,450,473 |
| Hibernia Capital Appreciation Fund | $ 36,921,948 |
| Hibernia Cash Reserve Fund | $ 23,951,159 |
| Hibernia Mid Cap Equity | $ 15,505,766 |
| Janus Balanced Fund | $ 14,059,157 |

| | 2003 |
|---|---|
| Hibernia Corporation Class A Common Stock | $ 90,169,985 |
| Hibernia Capital Appreciation Fund | $ 34,692,135 |
| Hibernia Cash Reserve Fund | $ 26,335,814 |

## Note 4 - Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated February 26, 2003, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

**Hibernia Corporation Retirement Security Plan**

**Notes to Financial Statements**

**Note 5 - Differences Between Financial Statements and Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| | ($ in thousands) | |
| Net assets available for benefits per the financial statements | $ 251,624 | $ 203,804 |
| Amounts allocated to withdrawn participants | (2,173) | (4,823) |
| Net assets available for benefits per the Form 5500 | $ 249,451 | $ 198,981 |

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

| | Year ended December 31, 2004 |
|---|---|
| | ($ in thousands) |
| Distributions to participants per the financial statements | $ 21,504 |
| Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2004 | 2,173 |
| Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2003 | (4,823) |
| Distributions to participants per the Form 5500 | $ 18,854 |

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

## Note 6 – Subsequent Event

On March 6, 2005, Hibernia Corporation, the Plan sponsor, entered into an Agreement and Plan of Merger (the Merger Agreement) with Capital One Financial Corporation (Capital One) pursuant to which the Company will merge with and into Capital One, with Capital One continuing as the surviving corporation (following shareholder and regulatory approvals and satisfaction of other conditions in the Agreement). Capital One, headquartered in McLean, Virginia, is a financial holding company whose principal subsidiaries offer credit card products, consumer and commercial lending and consumer deposit products and automobile and other motor vehicle financing products.

Each holder of Hibernia common stock, including Plan participants, will have the right to vote on the Merger Agreement at a special meeting of Hibernia shareholders called for that purpose. Subject to the terms and conditions of the Merger Agreement, each holder of Hibernia common stock, including Plan participants, will have the right to elect to receive for each share of Hibernia common stock allocated to his or her account, cash or Capital One's common stock, subject to adjustment as described in the Merger Agreement, in either case having a value equal to $15.35 plus the product of .2261 times the average closing sales price of Capital One's common stock for the five trading days immediately preceding the merger date. Amounts paid with respect to shares of Hibernia common stock allocated to an account under the Plan will be credited to that account.

The Employee Benefits Plans Committee amended the Plan to describe more completely the voting procedures that apply to the shares (including the right to elect the form of consideration to be credited to the participant's account in connection with the merger), to provide for the appointment of an independent fiduciary to administer the voting procedures under certain circumstances and to permit the delegation of authority to an independent fiduciary.

The Employee Benefits Plans Committee also engaged an independent fiduciary, Independent Fiduciary Services, Inc., to, among other things, administer the voting process for the Plan shares to vote on the Merger Agreement and administer the process for the Plan shares to elect the form of merger consideration to be paid to the participant's account (if the merger is approved).

The merger is subject to certain conditions, including approval by Hibernia shareholders, receipt of regulatory approvals and other customary closing conditions, and is expected to close in the third quarter of 2005.

**Hibernia Corporation Retirement Security Plan**

**Schedule H - Line 4(i): Schedule of Assets (Held at End of Year)**

**Employer Identification Number: 72-0724532**
**Plan Number: 004**

**December 31, 2004**

| Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment | Current Value |
|---|---|---|
| * Hibernia Corporation | 3,878,362 shares of Class A Common Stock | $ 114,450,473 |
| Hibernia Mutual Funds: | | |
| * Hibernia U.S. Government Income Fund | 192,973 units of a mutual fund | 1,970,254 |
| * Hibernia Total Return Bond Fund | 695,662 units of a mutual fund | 6,831,405 |
| * Hibernia Capital Appreciation Fund | 1,959,764 units of a mutual fund | 36,921,948 |
| * Hibernia Mid Cap Equity Fund | 967,900 units of a mutual fund | 15,505,766 |
| * Hibernia Cash Reserve Fund | 23,951,159 units of a money market mutual fund | 23,951,159 |
| Federated Investors Mutual Funds: | | |
| Federated Bond Fund A | 129,532 units of a mutual fund | 1,187,809 |
| Federated Total Return Bond Fund SS | 116,838 units of a mutual fund | 1,266,523 |
| Federated International Equity Fund A | 128,448 units of a mutual fund | 2,258,122 |
| Federated Kaufmann Fund A | 1,457,393 units of a mutual fund | 7,811,624 |
| Federated Stock Trust | 104,152 units of a mutual fund | 3,872,360 |
| Federated Conservative Allocation Fund IS | 174,707 units of a mutual fund | 1,932,254 |
| Federated Growth Allocation Fund IS | 308,709 units of a mutual fund | 3,898,997 |
| Federated Moderate Allocation Fund IS | 266,453 units of a mutual fund | 3,221,414 |
| Janus Balanced Fund | 661,607 units of a mutual fund | 14,059,157 |
| AllianceBernstein Technology Fund A | 55,609 units of a mutual fund | 3,170,251 |
| * Loans to participants | Maturities to December 15, 2014, at interest rates ranging from 5.75% to 11.75%, payments are made primarily through payroll deductions, loans are collateralized by participant's account balance. | 8,108,672 |
| | | $ 250,418,188 |

* Indicates a party-in-interest to the Plan.

Note - This schedule is provided to comply with Form 5500.

## SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hibernia Corporation Retirement Security Plan

Date: June 27, 2005

By: [signature]
Russell S. Hoadley
Chairman of the Employee Benefits Plan Committee
(Chief Executive Officer of the Plan)

EXHIBIT INDEX

| | |
|---|---|
| Exhibit 23 | Consent of Independent Registered Public Accounting Firm |

Exhibit 23

# Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-85350) pertaining to the Hibernia Corporation Retirement Security Plan of our report dated June 27, 2005, with respect to the financial statements and schedule of the Hibernia Corporation Retirement Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

New Orleans, Louisiana
June 27, 2005